SUMITOMO MITSUI FINANCIAL GROUP, INC. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, JAPAN

March 13, 2014

Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Sumitomo Mitsui Financial Group, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended March 31, 2013

Filed July 23, 2013

File No. 001-34919

Dear Mr. Rodriguez:

The Company has received the staff’s comment letter dated March 4, 2014 relating to the Company’s 20-F.

The Company is working expeditiously to compile a response to the staff’s letter. However the Company believes it will require additional time beyond the ten business days specified in your letter to prepare a proper response to the staff’s questions. Accordingly, the Company respectfully requests an extension of time until April 1, 2014 to submit its response.

Thank you for your kind understanding and please contact Theodore A. Paradise of Davis Polk & Wardwell LLP, our outside U.S. counsel (Tel.: +81-3-5574-2630; Fax: +81-3-5574-2830; E-mail: theodore.paradise@davispolk.com), with any questions you may have regarding this letter. The Company also respectfully requests that e-mail correspondence from the staff be sent to the following individuals: Shizuya Goto, General Manager, Financial Accounting Dept. (E-mail: Goto_Shizuya@vb.smbc.co.jp); Masahiko Tsutsui, Joint General Manager, Financial Accounting Dept. (E-mail: Tsutsui_Masahiko@yk.smbc.co.jp).

Very truly yours,

/s/ Haruyuki Nagata
Haruyuki Nagata
General Manager, Financial Accounting Dept.
Sumitomo Mitsui Financial Group, Inc.

Enclosures

cc:	Theodore A. Paradise, Esq.
Davis Polk & Wardwell LLP, Tokyo Office